

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2014

<u>Via E-Mail</u>
Daniel Davis, CEO
ASN Technologies, Inc.
10291 South 1300 East, #118
Sandy, UT 84094

> **Re: ASN Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 22, 2014**
> **File No. 333-198168**

Dear Mr. Davis:

We have reviewed your amended registration statement and response letter and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated September 11, 2014.

<u>General</u>

1. We note that certain graphics of your proposed web platform appear on the inside of the prospectus. Please note that graphic presentations should accurately represent your current business. For example, it does not appear appropriate to depict webpage snapshots for a platform that is not yet operational. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02. Please revise accordingly.

<u>Summary, page 4</u>

2. Your disclosure states in part that you are seeking funding "for the purpose of further development and marketing of [y]our application." This statement conflicts with your use of proceeds disclosures and your response to prior comment 10. Please revise your summary to clarify, consistent with your prior response, that development of the web-based application will be done by Mr. Davis in house and that the offering proceeds and existing cash resources will not be used to fund the development of the app.

3. You state that your prototype web application can be accessed on the Internet. The underlying platform, however, does not yet appear fully operational. In this regard, we note that you characterize the platform as "functional" throughout the filing. Please revise your disclosure to reflect the current status of the platform or advise as to how this characterization is consistent with your disclosure.

Use of Proceeds, page 11

4.   Your response notwithstanding, please revise the use of proceeds table to reflect the use of net proceeds only. Review your disclosure throughout, including "The Offering—Use of Proceeds" on page 4 and "Liquidity and Capital Resources" on page 24, to consistently refer to your use of proceeds net of offering expenses. Refer to Item 504 of Regulation S-K.

Marketing and Competition, page 18

5.   We note your response to prior comment 13. Please expand your disclosure to clarify what you mean by your statement that the data is "temporally-attenuated."

Index to Financial Statements, page 22

Exhibit 23.1

6.   Please provide a currently dated consent from your independent auditors. Refer to Item 601(b)(23) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Planned Operations and Budget for Fiscal Year Beginning July 1, 2014, page 23

7.   You state that development of the basic prototype was performed by Mr. Davis. Additionally, on page 26, you state that you have not entered into an employment agreement with Mr. Davis. Expand your disclosure to address any risks relating to the fact that your sole software developer has not entered into a contract governing the ownership of any developed intellectual property assets.

        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Attorney Advisor, at (202) 551-3853, or in his absence, me at (202) 551-3457.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Via E-Mail
         Anthony D. Guenther, Esq.